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16022444

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 (MM/DD/YY) AND ENDING 09/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Investments For You, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 N. MAPLE STREET
(No. and Street)

MARYSVILLE	OH	43040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAX C. BINGMAN, PRESIDENT (937) 644-1661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

230 WEST STREET, SUITE 700	COLUMBUS	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
DEC 05 2016
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MAX C. BINGMAN, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENTS FOR YOU, INC., as of SEPTEMBER 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public


NOTARIAL SEAL
STATE OF OHIO

BRADLEY L. CONLEY
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Union County
My Comm. Exp. 7/1/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENTS FOR YOU, INC.

CONTENTS

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com



Partners

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheets of Investments For You, Inc. (an Ohio corporation) as of September 30, 2016 and 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments For You, Inc. as of September 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

GBQ Partners LLC

Columbus, Ohio
November 15, 2016

INVESTMENTS FOR YOU, INC.

BALANCE SHEETS

As of September 30, 2016 and 2015

ASSETS

	2016	2015
Current Assets		
Cash	$ 33,733.06	$ 47,527.55
Commissions Receivable	62,636.68	87,052.31
Prepaid Regulatory Fees	444.31	637.06
Prepaid Expenses	2,049.98	-
Total Current Assets	$ 98,864.03	$ 135,216.92
Fixed Assets		
Furniture, Fixtures & Equipment	2,325.19	2,325.19
Less: Accumulated Depreciation	(2,325.19)	(2,325.19)
Total Fixed Assets	$ -	$ -
TOTAL ASSETS	$ 98,864.03	$ 135,216.92

LIABILITIES AND STOCKHOLDER'S EQUITY

	2016	2015
Current Liabilities		
Accounts Payable	$ 156.00	$ 281.25
Management Fee Payable	$ 3,158.11	$ 2,790.28
Commissions Payable to Related Parties	$ 32,964.76	$ 26,270.68
Commissions Payable, Sales representatives, net	$ 45,387.52	$ 88,679.12
Total Current Liabilities	$ 81,666.39	$ 118,021.33
Stockholder's Equity		
Common Stock	$ 500.00	$ 500.00
Additional Paid In Capital (Note 2)	6,000.00	6,000.00
Retained Earnings	10,697.64	10,695.59
	17,197.64	17,195.59
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 98,864.03	$ 135,216.92

The accompanying notes are an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF OPERATIONS
For the years ending September 30, 2016 and 2015

	2016	2015
REVENUE		
Commission income	$ 972,462.76	$ 1,143,781.96
Total Revenue	$ 972,462.76	$ 1,143,781.96
COST OF SALES		
Commissions	810,726.56	955,835.58
Total Cost of Sales	$ 810,726.56	$ 955,835.58
GROSS MARGIN	$ 161,736.20	$ 187,946.38
EXPENSES		
Postage	2,891.45	218.94
Broker/Dealer Licenses	6,898.23	3,227.23
Insurance	4,794.50	7,809.51
Medallion Signature Guarantee Cost	(1,102.84)	2,781.00
Disaster Recovery Computer Cost	24,702.00	12,963.15
Travel	4,019.30	4,259.85
Management Fees	58,160.56	68,495.40
Marketing & Website Development	4,521.03	33,386.39
Outside Services	42,853.50	46,303.53
Legal and Professional Fees	10,333.00	6,182.42
Supplies	2,566.19	2,187.73
State Franchise,Local, & CAT Tax	1,117.00	150.17
Total Expenses	$ 161,753.92	$ 187,965.32
LOSS FROM OPERATIONS	$ (17.72)	$ (18.94)
OTHER INCOME		
Interest Income	$ 19.77	$ 22.03
NET INCOME (LOSS)	$ 2.05	$ 3.09
BASIC AND DILUTED EARNINGS PER SHARE	$ 0.04	$ 0.06

The accompanying notes are an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ending September 30, 2016 and 2015

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of September 30, 2014	$500.00	$3,000.00	$10,692.50	$14,192.50
Net Income			$3.09	$3.09
Stockholder Cash Contribution (Note 2)		$3,000.00		$3,000.00
Balance as of September 30, 2015	$500.00	$6,000.00	$10,695.59	$17,195.59
Net Income			$2.05	$2.05
Balance as of September 30, 2016	$500.00	$6,000.00	$10,697.64	$17,197.64

The accompanying notes are an
an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF CASH FLOWS

For the years ending September 30, 2016 and 2015

	September 30, 2016	September 30, 2015
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$ 2.05	$ 3.09
(Increase) Decrease in:		
Commissions Receivable	24,415.63	2,308.40
Prepaid Regulatory Fees	192.75	109.48
Prepaid Expenses	(2,049.98)	924.00
Increase (Decrease) in:		
Accounts Payable	(125.25)	(5,299.65)
Management Fee Payable	367.83	2,277.28
Commissions Payable to Related Parties	6,694.08	3,490.20
Commissions Payable, Sales representatives, net	(43,291.60)	23,169.02
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	$ (13,794.49)	$ 26,981.82
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution by Sole Shareholder	$ -	$ 3,000.00
NET (DECREASE) INCREASE IN CASH	$ (13,794.49)	$ 29,981.82
CASH AT THE BEGINNING OF THE PERIOD	47,527.55	17,545.73
CASH AT THE ENDING OF THE PERIOD	$ 33,733.06	$ 47,527.55

The accompanying notes are an
an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments For You, Inc. (the Company) is in the securities business selling shares of stock in investment companies, commonly referred to as mutual funds and variable annuities. The Company is required to meet the rules and regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and the State of Ohio Division of Securities.

The Company was established on October 1, 1991 with a fiscal year end of September 30. The Company was approved by the National Association of Securities Dealers, Inc. on April 1, 1992 to conduct securities transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company receives commissions from the sale of securities. Commission revenue is recognized when the sale of the security is consummated. The Company utilizes the allowance method in accounting for commissions receivable. No allowance was recorded for the years ended September 30, 2016 and 2015 due to management's belief that all amounts are collectible.

Furniture, fixtures and equipment are stated at cost. Depreciation is calculated under the straight-line method over five years. Repairs, which do not extend the life of equipment, are expensed when incurred.

Advertising costs are expensed in the period in which the costs are incurred. The advertising costs for the years ended September 30, 2016 and 2015 was $4,289 and $8,855, respectively.

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company is located in office space with the President's other business. The Company is obligated to pay 6% of gross commissions in the form of a management fee. This management fee will cover, but is not limited to, managing and maintaining all books and records of the Company, rent, telephones, and secretarial support. The management fee expense for the years ended September 30, 2016 and 2015 was $58,161 and $68,495, respectively. At September 30, 2016 and 2015, the company owed $3,158 and $2,790, respectively, to a related party entity under common control of the

Company's President and sole shareholder. Additionally, as of September 30, 2016 and 2015, the company owed $32,965 and $26,271, respectively to the President in the form of commissions on the sale of securities.

NOTE 2 - CAPITAL

The Company has 750 authorized shares of common stock, no-par value, with 50 shares issued and outstanding.

During 2015, the sole shareholder contributed $3,000 cash to the Company, which has been reflected as Additional Paid in Capital.

NOTE 3 - INCOME TAXES

The Company files a federal income tax return. The provision for income taxes included in the accompanying statements of operations was computed by applying statutory rates to income before taxes.

Deferred income taxes are recognized for the tax consequences in future years of temporary differences between the financial reporting and tax bases of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2016 and 2015, a valuation allowance was not recorded as no deferred tax assets were recognized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

The Company accounts for uncertainty in income taxes in its financial statements as required by generally accepted accounting principles. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. Management determined there were no material uncertain positions taken by the Company in its tax returns.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the Independent Auditor's Report, which is the date the financial statements were available to be issued. There have been no significant subsequent events.

SUPPLEMENTAL INFORMATION

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILATION OF NET CAPITAL

As of September 30, 2016 and 2015

	September 30, 2016	September 30, 2015
Total ownership equity qualified for net capital	$ 17,197.64	$ 17,195.59
Increase (Decrease)		
Non-allowable assets	(2,494.29)	(737.06)
Haircuts on securities	-	-
Auditied Net Capital	$ 14,703.35	$ 16,458.53
Unaudited Net Capital per Focus Report	14,703.35	16,458.53
Difference	$ -	$ -

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of September 30, 2016 and 2015

	September 30, 2016	September 30, 2015
Total Assets	$ 98,864.03	$ 135,216.92
Total Liabilities (exclusive of subordinated debt)	(81,666.39)	(118,021.33)
Net Worth	17,197.64	17,195.59
Increase (Decrease)		
Non-allowable assets	(2,494.29)	(737.06)
Haircuts on Securities	-	-
Audited Net Capital	$ 14,703.35	$ 16,458.53
Unaudited Net Capital Per Focus Report	14,703.35	16,458.53
Difference	$ -	$ -

EXEMPTION REPORT DISCLOSURES

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com



Partners

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Investments for You, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Investments for You, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3(k)(1) ("the exemption provisions") and (2) Investments For You, Inc. stated that Investments for You, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Investment For You, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment for You, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GBQ Partners LLC

Columbus, Ohio
November 15, 2016

EXEMPTION REPORT

I, Max C. Bingman, President of Investments For You, Inc., declare that to my best knowledge and belief, that Investments For You, Inc. meets the provisions in §240.15c3-3(k)(1). Therefore, Investments For You, Inc. is claiming an exemption from §240.15c3-3. Investments For You, Inc. met the identified exemption provisions throughout the fiscal year ending September 30, 2016 without exception.



Max C. Bingman, President